SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 11, 2010 with the report for the six-month periods ended on December 31, 2009 and on December 31, 2008 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 11, 2010, the Company filed the report for the six-month period ended on December 31, 2009 and December 31, 2008, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules.

The result of such six-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

December 31, 2009 and 2008

1. Period Results
(six-month period ended on December 31, 2009 and 2008)

	In thousands of Ps.
	12/31/09	12/31/08
Ordinary	264,313	(99,015)
Extraordinary	—	—
Period Profit (Loss)	264,313	(99,015)

2. Net Worth Composition

Capital Stock	578,676	578,676
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	793,123	793,123
Legal Reserve	40,306	32,374
Reserve for new projects	193,486	193,486
Retained Earnings	435,421	(46,883)
Temporary conversion difference	12,805	9,361
Total Net Worth	2,328,204	1,834,524

In accordance with Article o), Section 63 of the above referred rules, the Company informed that as of December 31, 2009, the capital stock of the Company is Ps.578,676,460, divided into 578,676,460 of registered common shares, face value Ps. 1 each, and with one vote each.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. with 330,552,392 shares, which represent 57.12% of the issued and outstanding capital.

As of December 31, 2009, without taking into account Cresud´s holding, the amount of 248,124,068 common stock of face value Ps. 1 each and 1 vote each are held by the rest of the shareholders. Such amount of shares represents 42.88% of the issued and outstanding capital stock.

As of December 31, 2009, there are no outstanding warrants or Convertible Notes to acquire the Company’s shares.

Below is an outline of the highlights of this period:

•	Net income for the first six months of fiscal year 2010 amounted to Ps. 264.3 million, compared to a Ps. 99.0 million loss in the same period of the previous fiscal year.

•

Total revenues for the six months increased 21.3% to Ps.656.6 million compared to the same period of the previous fiscal year: Sales and Developments rose by 115.8% to Ps. 137.4 million, Offices and Other Rental Properties increased by 11.5% to Ps. 79.0 million, Shopping Centers rose by 29.2% to Ps. 252.2 million, Hotels decreased by 13.3% to Ps. 76.3 million, and Consumer Finance decreased 9.6% to Ps. 111.7 million.

•	Operating results for the July-December 2009 period showed a Ps. 291.8 million profit compared to the Ps.48.9 million recorded in the same period of the previous fiscal year

•	Shopping Centers: EBITDA from this segment increased 36.6% (EBITDA/Sales: 78%) with high occupancy, at 98%. A recovery in sales growth rate was experienced during the last quarter.

•

Consumer Finance: Following the actions taken in the last year, its results have recovered and they show an EBITDA/Sales margin of 19%, in line with those experienced before the world financial crisis.

•

Sales and developments: This segment reflects the results from the sale of non core office assets made during the period. The prices, which show a sustained level despite the world financial turbulence, reflect the strength of the local real estate market and of our assets, which are perceived by purchasers as a means for preserving the value of their investments.

•

Consolidation of holdings and business lines: Our subsidiary Alto Palermo agreed the sale of 80% of Tarshop to Banco Hipotecario, which is subject to certain conditions, and IRSA increased its stake in Banco Hipotecario S.A. to 26.86% of its issued stock capital. Moreover, in January 2010, IRSA agreed upon an option to purchase 29.6% of Alto Palermo’s stake in the hands of Parque Arauco for US$ 126 million. Should the option be exercised, IRSA will consolidate its position in the Argentine shopping center market.

•	IRSA paid cash dividends for Ps. 31.7 million, representing 20% of the net income for fiscal year 2009, in compliance with the policy set by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 11, 2010